540 Gaither Road, Suite 400

Rockville, MD 20850

December 30, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ada D. Sarmento

Re:	Cerecor Inc.
Registration Statement on Form S-4
File No. 333-235666

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cerecor Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-4 (File No. 333-235666) effective as of 4:05 p.m. Eastern Time, Tuesday, December 31, 2019, or as soon thereafter as practicable. The Registrant respectfully requests that its legal counsel be notified when this request for acceleration has been granted by contacting via telephone call or email, Andrew J. Gibbons (Tel: 919-786-4038; E-mail: agibbons@wyrick.com)

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

CERECOR INC.

By:	/s/ Joseph M. Miller
Name: Joseph M. Miller
Title: Chief Financial Officer